UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

Corporate Taxpayer ID (CNPJ): 50.746.577/0001-15

Company Registry (NIRE): 35.300.177.045

Publicly Held Company

CVM 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”) in compliance with the provisions of CVM Resolution No. 44 of August 23, 2021, informs its shareholders and the market in general that the Board of Directors, in meeting held on this date, approved changes to the composition of its Executive Board and Board of Directors.

Rodrigo Araujo Alves, current Chief Financial and Investor Relations Officer of the Company, resigned from his position. Rafael Bergman will assume the role of Chief Financial and Investor Relations Officer of the Company. These changes will become effective as of December 05, 2025.

Regarding the Board of Directors, the changes listed below will become effective on November 19, 2025.

     Mr. Pedro Isamu Mizutani, Mr. Luis Henrique Cals de Beauclair Guimarães, Ms. Silvia Brasil Coutinho, and Mr. Vasco Augusto Pinto da Fonseca Dias Júnior have resigned from their positions as Board Members;
     Mr. André Santos Esteves has been elected Vice Chairman of the Board of Directors; and
     Mr. Renato Antônio Secondo Mazzola and Mr. Ralph Gustavo Rosenberg have been elected as Board Members.

Additionally, the Company informs that, on this date, changes are also being communicated in the respective Boards of Directors of its subsidiaries Rumo, Compass, and its jointly controlled entity Raízen. At Moove, the resignation of Rodrigo Araujo and the appointment of Mr. Renato Antônio Secondo Mazzola and Mr. Ralph Gustavo Rosenberg will also take place.

All information is available in the Material Facts disclosed today by the respective companies. The Company’s executive officers will be available for further clarification during the earnings conference call to be held on November 17, 2025, in accordance with the corporate calendar.

São Paulo, November 14, 2025.

Rodrigo Araujo

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer